Exhibit 99.1

NEWS RELEASE

Siyata Mobile Accelerates European Rollout of SD7 with Entropia

Entropia to commence selling the SD7 solution to its broad base of enterprise customers

VANCOUVER, BC / ACCESSWIRE / April 17, 2023 / Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (“PoC”) devices and cellular signal booster systems, announces Entropia Investments BV (“Entropia”), a leading provider of secure mobile mission-critical communications services to a wide range of end-users in the Netherlands, northern Belgium and the United Kingdom, is to commence selling Siyata’s mission-critical PoC (MCPTT) SD7 solution in the second quarter 2023. Entropia has been a trusted provider of mission critical telecommunications and for over 30 years has supported emergency services, oil and gas corporations and transport sectors1.

“Entropia is a leading European Mission Critical communication provider, and our unique product portfolio and solutions bodes well for the rollout of the SD7 on their network,” commented Siyata CEO Marc Seelenfreund. “The European Land Mobile Radio market is forecast to reach $3 billion by 20272. The SD7 is the perfect upgrade from LMR devices, which often have limited coverage, restricted functionality, and high startup costs. Our SD7 solves all those problems, delivering a far superior solution to a multi-billion industry.”

The SD7 enables push-to-talk communications for first responders and enterprise clients in a simple easy-to-use rugged Android based Push-To-Talk (PTT) device with excellent sound quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity internationally. Its IP68 rating, resistance to water and dust, drop protection, and robust battery make it well suited for use in harsh environments. Importantly, there is no need to invest in infrastructure such as radio towers or repeaters, and the SD7 allows first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America, Europe and international markets.

Users of the SD7 can initiate and receive talk-group calls, receive private calls, notify others of emergencies, and report locations, all actions ideally tailored for mission critical purposes.

About Entropia

Entropia has been revolutionizing the world of telecommunications since 1990. Its mission is to provide the most reliable, secure and clear communications to the professional user allowing them to work safer, smarter and simpler. With complete flexibility, every organization can find their ultimate communications solution.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular devices and cellular booster systems. Its portfolio of in-vehicle and rugged devices enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

1	https://www.entropia.eu/EN/About-Entropia.html
2	https://www.lucintel.com/european-land-mobile-radio-market.aspx

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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